

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)



05008097

Ref : EC/GS/CPP/110/05

BY AIRMAIL

29th April, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL


PROCESSING SECTION
RECEIVED
MAY 1 2 2005
179
SEC MAIL
WASH. D.C.

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
MAY 23 2005

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 29th April, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Completion of Subscription New Loan Facility and Disclosure under Rule 13.18 of the Listing Rules
   Date : April 28, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT
COMPLETION OF SUBSCRIPTION NEW LOAN FACILITY AND DISCLOSURE UNDER RULE 13.18 OF THE LISTING RULES

This announcement is made to inform the Company's shareholders and the investing public about the completion of the Subscription and the New Loan Facility, and in compliance with Rule 13.18 of the Listing Rules.

Reference is made to the announcement of C.P. Pokphand Co. Ltd. (the "Company") dated 2nd March, 2005 (the "Announcement").

The directors of the Company are pleased to announce the following:–

(1) On 18th April, 2005, the Company entered into an agreement (the "Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140 million ("the New Loan Facility") which was subject to various conditions including the requirement that the Company would obtain new equity of US$30 million which would be applied together with the New Loan Facility to repay the Company's existing indebtedness to certain bank creditors and the holders of the Company's floating rate notes in the aggregate sum of approximately US$146.9 million (the "Restructuring Loan") and a bridging loan in the sum of approximately US$20.8 million (the "Bridging Loan") on or before 30th April, 2005.

(2) The relevant resolutions proposed at the Special General Meeting of the Company held on 21st April, 2005 were duly passed and accordingly the capital reorganisation involving a proposed reduction of the Company's paid-up capital and nominal value of each of the issued shares of the Company and a proposed cancellation of the authorised but unissued shares of the Company and the increase of the Company's authorised capital to its original level (the "Capital Reorganisation") and the subscription by Worth Access Trading Limited ("Worth Access") of a total of 731,250,000 shares of nominal value US$0.01 each (the "Subscription Shares") for cash at HK$0.32 per share (to be issued with warrants to subscribe for up to 577,940,000 shares of the Company ("the Warrants")) (the "Subscription") were approved.

(3) The Capital Reorganisation became effective on 22nd April, 2005.

(4) The Subscription was completed on 22nd April, 2005 and accordingly the Subscription Shares and the Warrants have been issued and allotted to Worth Access. The net proceeds of the Subscription will be applied in accordance with its intended use as referred to in the Announcement.

(5) The New Loan Facility was drawn down on 28th April, 2005 and will be applied, together with the proceeds received by the Company under the Subscription, to retire the Restructuring Loan and the Bridging Loan. As provided in the Loan Facility Agreement, the New Loan Facility is to be repaid in 14 semi-annual consecutive instalments and the final maturity date of the New Loan Facility is the date which is seven years after the date on which it is utilised (i.e. 28th April, 2012).

Under the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) C.P. Intertrade Co., Ltd. ("CP Intertrade") at all times maintains its shareholding in CPI Holding Co., Ltd. ("CPI") at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51% (CPI and its affiliates, including Worth Access, have an aggregate shareholding of 62.25% in the Company immediately following the completion of the Subscription). An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the above-mentioned events of default occurs, all amounts outstanding under the New Loan Facility would become immediately due and payable by the Company. Such provisions in the Loan Facility Agreement are required to be disclosed by way of this announcement pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors comprise nine executive directors, namely Mr Jaran Chiaravanont, Mr Montri Jiaravanont, Mr Dhanin Chearavanont, Mr Sumet Jiaravanon, Mr Prasert Poongkumarn, Mr Min Tieanworn, Mr Thirayut Phitya-Isarakul, Mr Thanakorn Seriburi and Mr Veeravat Kanchanadul, and two independent non-executive directors, namely Mr Budiman Elkana and Mr Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 28th April, 2005